VF 4-30-03

03015891

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Residental~~ Residential Funding Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 Normandale Lake Blvd.
(No. and Street)

Minneapolis (City) MN (State) 55437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rod McGinniss 801-215-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

650 Third Avenue South, Suite 1300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rod McGinniss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Residental Funding Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Rod McGinniss, President

Title

JENNIFER E. MALONEY NOTARY PUBLIC MONTGOMERY CO.

Notary Public

JENNIFER E. MALONEY
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires August 6, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Accountants' Supplementary Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Residential Funding Securities Corporation

A wholly-owned subsidiary of Residential Funding Corporation

Statement of Financial Condition as of December 31, 2002

Filed pursuant to 17a-5(e)(3) as a Public Document

Residential Funding Securities Corporation
Table of Contents

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Residential Funding Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 Normandale Lake Blvd.
(No. and Street)

Minneapolis (City) MN (State) 55437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rod McGinniss 301-215-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

650 Third Avenue South, Suite 1300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1300
650 Third Avenue South
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Directors and Stockholder of
Residential Funding Securities Corporation
(a wholly-owned subsidiary of Residential Funding Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Residential Funding Securities Corporation (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This statement is the responsibility of the Company's management; our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Residential Funding Corporation and, as disclosed in the financial statement, has extensive transactions and relationships with its Affiliates. The financial position of the Company is not indicative of that which would have occurred had the Company operated independently.

PricewaterhouseCoopers LLP

February 14, 2003

Residential Funding Securities Corporation
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 3,214,402
Cash segregated under federal regulations	883,000
Receivable from brokers and dealers	15,537,386
Receivable from customers	21,521,019
Trading securities owned, at estimated fair value	458,207,830
Trading securities purchased under agreements to resell	284,284,875
Accrued interest receivable	2,612,464
Deposits with clearing organizations	11,251,756
Total Assets	$ 797,512,732

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to brokers and dealers	$ 82,350,948
Payable to Affiliates	58,804,984
Trading securities sold, not yet purchased, at estimated fair value	284,590,375
Trading securities sold under agreements to repurchase	224,417,000
Payable to customers	16,859,344
Current taxes payable	959,997
Other liabilities	11,214,637
	679,197,285
Subordinated liabilities with Affiliates	50,000,000
Stockholder's Equity:	
Common stock, no par, 3,000 shares authorized, issued and outstanding	75,000
Additional paid-in capital	31,925,000
Retained earnings	36,315,447
Total Stockholder's Equity	68,315,447
Total Liabilities and Stockholder's Equity	$ 797,512,732

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Residential Funding Securities Corporation (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Residential Funding Corporation ("RFC" or "Parent"). RFC is a wholly-owned subsidiary of GMAC Mortgage Group, Inc., which is a wholly-owned subsidiary of General Motors Acceptance Corporation ("GMAC"). GMAC is a wholly-owned subsidiary of General Motors Corporation ("GM"). RFC, GMAC Mortgage Group, Inc., GMAC and GM and their affiliates are collectively referred to herein as "Affiliates." The Company trades mortgage-backed securities, asset-backed securities and other fixed income securities with brokers, dealers and other institutional investors.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash funds in overnight investments, short-term commercial paper and other short-term investments.

Cash Segregated Under Federal Regulations
Cash segregated under federal regulations represents cash that has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from and Payable to Brokers and Dealers and Customers/Revenue Recognition
Customer and principal securities transactions are recorded on a trade date basis. The amounts receivable from and payable to brokers and dealers and customers result from delivery-versus-payment transactions.

Trading Securities Owned and Sold, Not Yet Purchased
The Company owns mortgage-backed securities and asset-backed securities held for trading. These securities are recorded on trade date at estimated fair value with unrealized gains and losses recorded in the statement of income. Fair value is estimated based on a combination of information obtained from recent comparable sales of securities, indications from dealers, anticipated prices based on activity in the market, and discounted cash flow analyses.

Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase
Trading securities purchased under agreements to resell and trading securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, plus accrued interest.

Income Taxes
The Company is included in the consolidated federal and several unitary and/or combined state income tax returns of GM. The Company provides for its state unitary and combined filings pursuant to a tax sharing arrangement with GM. GM periodically settles these income tax liabilities or receivables. Any separate company state tax liabilities are accrued for on a stand-alone basis.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
The financial instruments of the Company are reported on the statement of financial condition at market or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure, interest rate volatility and regulatory changes. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Risks and Uncertainties
In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. If the transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities are different from the contracted amount of the transaction. The Company does not anticipate non-performance because the counterparties to these transactions are generally sophisticated institutional investors. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

3. Receivable from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers at December 31, 2002 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 501,587	$ -
Receivable from/payable to brokers and dealers	11,316,016	82,350,948
Underwriting fees receivable	2,339,475	-
Other	1,380,308	-
	$ 15,537,386	$ 82,350,948

Securities failed-to-deliver/receive represent the contract value of securities which have not been delivered or received by settlement date.

4. Trading Securities Owned and Sold, Not Yet Purchased

Trading securities owned and sold, not yet purchased, at estimated fair value are as follows:

	Owned	Sold, Not Yet Purchased
Agency mortgage-backed securities	$ 308,396,156	$ -
Private-label mortgage- and asset-backed securities	149,811,674	-
U.S. Treasury securities	-	284,590,375
	$ 458,207,830	$ 284,590,375

5. Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase

At December 31, 2002, the market value of trading securities purchased under agreements to resell was $284,590,375. The market value of trading securities sold under agreements to repurchase was $226,166,078.

Resell and repurchase agreements are collateralized by U.S. Treasury securities or various mortgage-backed securities. Collateral is valued daily and the Company may require counter-parties to deposit additional collateral or return collateral pledged when appropriate.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions. At December 31, 2002, the Company had net capital of $64,572,115, which was $64,322,115 in excess of its required net capital of $250,000.

7. Affiliate Transactions

Amounts payable to Affiliates at December 31, 2002 relate to unsettled funds associated with intercompany borrowings, obligations under the Company's tax sharing arrangement and certain other transactions with RFC.

The Company has also entered into a loan agreement with RFC which provides RFC the ability to borrow funds from the Company on a limited short-term basis. All outstanding amounts pursuant to this loan agreement accrue interest at a floating rate per annum equal to the greater of the short-term commercial paper rate or the average cost of short-term funds to RFC. This loan agreement with RFC matured on March 25, 2002 and was automatically renewed for another year, per the agreement. There were no outstanding receivable amounts associated with this loan agreement during 2002.

During 2002, the Company was charged $2,327,032 in interest by its Affiliates on borrowings to finance securities transactions. At December 31, 2002, the Company had $103,662,450, including $50,000,000 of subordinated debt (see Note 8), of borrowings outstanding from its Affiliates. Outstanding borrowings, other than subordinated debt, accrue interest at a floating rate per annum equal to the average cost of RFC's short-term funds. At December 31, 2002, the interest rate was 2.31 percent and the weighted average interest rate during the year was 2.54 percent. Additionally, at December 31, 2002, the Company had unsettled transactions with Affiliates totaling $5,142,534.

During 2002, the Company underwrote approximately $3.2 billion of mortgage-backed and asset-backed securities issued by its Affiliates. The Company receives all management, operational and accounting services from RFC for which no costs are allocated or fees charged. Accordingly, the financial results of the Company are not indicative of those which would have occurred had the Company operated independently.

8. Subordinated Liabilities

During the year ended December 31, 2002, the Company executed a subordinated debt agreement with its Parent that satisfies the provisions of Appendix D of Securities Exchange Act Rule 15c3-1. The agreement was approved by NASD Regulation, Inc. and is therefore allowable in the Company's net capital computation. The subordinated debt has a three-year term, totaled $50,000,000, matures on April 30, 2005 and contains certain automatic annual rollover provisions.

The Company's outstanding borrowings bear interest at rates based on its Affiliates' specified commercial paper rate. At December 31, 2002, the interest rate on borrowings was 2.31 percent, and the weighted average interest rate during the year was 2.36 percent. Because of the related party nature of this subordinated debt agreement, the Company is unable to determine the fair value of this financial instrument. Accordingly, the fair value of this subordinated debt agreement may differ from its carrying value.

9. Derivative Financial Instruments

The Company utilizes a variety of derivative and other financial instruments for trading purposes and to manage interest rate risk. These instruments include mortgage-backed securities and mandatory forward delivery and purchase commitments. Risks arise from the potential fluctuations of interest rates during the term of these contracts.

At December 31, 2002, the notional amount (which does not represent the amount at risk), the carrying amount included in trading securities owned, and the fair market value of the Company's derivative financial instruments that are used for hedging purposes but have not been designated as fair value hedges are summarized as follows:

	Notional Amount	Carrying Amount	Fair Value
Mandatory forward delivery and purchase commitments	$ 428,900,000	$ (8,358,828)	$ (8,358,828)
Options	50,000	35,625	35,625